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Exhibit 12(b)

Alaska Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
Earnings:
Income (loss) before income tax and accounting change	$(33,700)	$(13,700)	$(8,200)	$196,400	$190,500	$127,400	$74,500
Less: Capitalized interest	(2,600)	(2,600)	(12,400)	(8,300)	(5,100)	(3,400)	(600)
Add:
Interest on indebtedness	12,100	7,900	36,000	16,300	17,400	25,000	29,700
Amortization of debt expense	175	65	322	429	512	267	414
Portion of rent under long-term operating leases representative of an interest factor	15,900	15,298	62,699	64,184	64,538	59,253	57,766

Earnings Available for Fixed Charges	$(8,125)	$6,963	$78,421	$269,013	$267,850	$208,520	$161,780

Fixed Charges:
Interest	12,100	7,900	36,000	16,300	17,400	25,000	29,700
Amortization of debt expense	175	65	322	429	512	267	414
Portion of rent under long-term operating leases representative of an interest factor	15,900	15,298	62,699	64,184	64,538	59,253	57,766

Total Fixed Charges	$28,175	$23,263	$99,021	$80,913	$82,450	$84,520	$87,880

Ratio of Earnings to Fixed Charges	(0.29)	0.30	0.79	3.32	3.25	2.47	1.84

Coverage deficiency	$36,300	$16,300	$20,600	—	—	—	—

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  Exhibit 12(b)
Alaska Airlines, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)